UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

Millennial Media, Inc.

(Name of Subject Company)

Millennial Media, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60040N105

(CUSIP Number of Class of Securities)

Ho Shin

General Counsel

Millennial Media, Inc.

2400 Boston Street, Suite 300

Baltimore, Maryland 21224

(410) 522-8705

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

John J. Egan, III, Esq.

Joseph L. Johnson, III, Esq.

Ian D. Engstrand, Esq.

Goodwin Procter LLP

53 State Street

Boston, MA 02109

(617) 570-1000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements Item 3, Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Millennial Media, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 18, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Mars Acquisition Sub, Inc. (“Acquisition Sub”), a subsidiary of AOL Inc. (“AOL”), to purchase all of the Company’s outstanding common stock, par value $0.001 per share (the “Shares”) for $1.75 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase by AOL and Acquisition Sub dated September 18, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3.                           Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table (but not the notes thereto, except as noted below) after the first paragraph of the subsection entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Information Regarding Golden Parachute Compensation” with the table set forth below:

Name	Cash(1) ($)	Equity(2) ($)	Benefits(3) ($)	Total ($)
Michael Barrett	833,333	1,348,993	24,000	2,206,326
Jason Kelly	466,667	656,250	12,000	1,134,917
Marc Theermann	352,083	864,063	12,000	1,228,146

Item 3 of the Schedule 14D-9 is hereby further amended and supplemented by replacing note (1) of the table in the subsection entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Information Regarding Golden Parachute Compensation” in its entirety with the following paragraph and corresponding table:

(1)     As described in more detail in the subsections “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Agreements” and “—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Agreements Entered into in Connection with the Merger—2015 Bonus Plan” this amount equals (i) the “double-trigger” cash severance payments payable to each of the named executive officers upon a qualifying termination of employment, which consists of an amount equal to 12 months of base salary for Mr. Barrett, and 6 months of base salary for the other named executive officers, in each case payable on the Company’s regular payroll dates and (ii) the “single-trigger” payment of the executive’s target annual bonus under the 2015 Bonus Plan, prorated through the end of the month in which the closing date of the Merger occurs as permitted by the terms of the Merger Agreement. For purposes of this table, we have assumed that the Effective Time of the Merger, and the named executive officer’s qualifying termination, occur on October 19, 2015. The named executive officers must also comply with post-termination restrictive covenants, including certain proprietary information, inventions, non-competition and non-solicitation obligations.

Name	Value of Company Cash Severance ($)	Value of Prorated Bonus ($)	Total ($)
Michael Barrett	500,000	333,333	833,333
Jason Kelly	200,000	266,667	466,667
Marc Theermann	162,500	189,583	352,083

Item 3 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the table after the second paragraph of note (2) to the table after the first paragraph of the subsection entitled “Arrangements between

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the Company and its Executive Officers, Directors and Affiliates—Information Regarding Golden Parachute Compensation” with the table set forth below:

Name	Value of Company Stock Options ($)	Value of Company Restricted Stock Units ($)	Total ($)
Michael Barrett	90,000	1,258,993	1,348,993
Jason Kelly	—	656,250	656,250
Marc Theermann	—	864,063	864,063

Item 3 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the last paragraph of the subsection entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger” with the following:

The Company has entered into severance and release agreements with Jason Kelly, Marc Theermann and Ho Shin, and intends to enter into a severance and release agreement with Michael Barrett. The severance and release agreements provide that each executive officer’s employment will terminate effective as of the closing of the Merger, and that upon such termination, each executive officer will receive the payments and benefits that the executive officer would have received upon a termination without “cause” under the executive officer’s employment and equity award agreements with the Company, as well as the prorated bonus permitted by the Merger Agreement, all of which are described in greater detail in the subsections entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Merger on Company Shares and Equity-Based Incentive Awards”; “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Agreements”; and “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Compensation Arrangements Entered Into in Connection with the Merger—2015 Bonus Plan.”  The foregoing summary of the severance and release agreements does not purport to be complete and is qualified in its entirety by reference to the Severance Agreement and Release of Claims with each of Messrs. Kelly, Theermann and Shin, which are filed herewith as Exhibits (e)(27), (e)(28) and (e)(29) respectively.

Item 8.                           Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section immediately prior to the section entitled “Forward-Looking Statements” as set forth below:

Extension of the Offer.

On October 16, 2015, Acquisition Sub extended the expiration of the Offer. The Offer was previously scheduled to expire at 11:59 p.m., New York City Time, on October 16, 2015. The Expiration Date of the Offer is extended to 11:59 p.m., New York City Time, on October 22, 2015, unless further extended.  The Offer was extended to allow for adequate dissemination of information to stockholders and investor response time in connection with amendments to the Schedule TO and this Schedule 14D-9 filed on October 16, 2015.  As of October 15, 2015,  approximately 55,256,290 Shares had been validly tendered and not validly withdrawn pursuant to the Offer (not including 222,700 Shares tendered pursuant to notices of guaranteed delivery for which Shares have not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 38.7% of the outstanding Shares.

On October 16, 2015, AOL and the Company issued a joint press release announcing the extension of the Offer. The full text of the press release is filed herewith as Exhibit (a)(5)(H) and is incorporated herein by reference.

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Item 9.                           Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(G) the following Exhibit:

(a)(5)(H)	Joint Press Release issued by AOL Inc. and Millennial Media, Inc., dated October 16, 2015.

Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (e)(26) the following Exhibits:

(e)(27)	Severance Agreement and Release of Claims, dated as of October 13, 2015 by and between Millennial Media, Inc. and Jason Kelly.
(e)(28)	Severance Agreement and Release of Claims, dated as of October 13, 2015 by and between Millennial Media, Inc. and Marc Theermann.
(e)(29)	Severance Agreement and Release of Claims, dated as of October 5, 2015 by and between Millennial Media, Inc. and Ho Shin.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 16, 2015

Millennial Media, Inc.

By:	/s/ Ho Shin
Name:	Ho Shin
Title:	General Counsel

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